Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (‘‘EGM’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) will be held on 21 September, 2010 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 1: 30 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1.	‘‘THAT:

(A)	the subscription agreement dated 16 August, 2010 (the ‘‘Datang Subscription Agreement’’) entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (‘‘Datang’’) (a copy of which is tabled at the meeting and marked ‘‘A’’ and initialled by the chairman of the EGM for identification purpose), the terms and conditions thereof and transactions contemplated thereunder be and are hereby approved, confirmed and ratified;

(B)	subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the Datang Subscription Shares (as defined below), the allotment and issue of the Datang Subscription Shares (as defined below) on terms and conditions and the other arrangements contemplated by the Datang Subscription Agreement be and are hereby approved; and approval be and is hereby specifically granted to the board of directors of the Company to allot and issue 1,528,038,461 new ordinary shares with par value of US$0.0004 each in the share capital of the Company (the ‘‘Datang Subscription Shares’’) pursuant to and in accordance with the terms and conditions of the Datang Subscription Agreement; and

(C)	any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the Datang Subscription Agreement as he may consider necessary, desirable or expedient.’’

2.	‘‘THAT:

(A)	conditional upon the completion of the subscription of Datang Subscription Shares by Datang, the amendment letter dated 8 July, 2010 (the ‘‘Amendment Letter’’) executed by the Company and Datang (a copy of which is tabled at the meeting and marked ‘‘B’’ and initialled by the chairman of the EGM for identification purpose), the terms and conditions thereof and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

(B)	any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the Amendment Letter as he may consider necessary, desirable or expedient.’’

By Order of the Board

Anne Wai Yui Chen

Company Secretary

Hong Kong, 6 September, 2010

Principal place of business:

18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered Office:

P.O. Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one shares, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting. If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from 16 September, 2010 to 21 September, 2010 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 21 September, 2010, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	By Resolution 1, approval is being sought from independent shareholders of the nonexempt connected transaction in relation to the Datang Subscription Agreement dated 16 August, 2010 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.. A letter from the Company’s independent financial adviser, Anglo Chinese Corporate Finance, Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated 6 September, 2010 containing the full text of this notice.

5.	By Resolution 2, approval is being sought from independent shareholders of the non-exempt connected transaction in relation to the Amendment Letter executed by Company and Datang Telecom Technology & Industry Holdings Co., Ltd. on 8 July, 2010. A letter from the Company’s independent financial adviser, Anglo Chinese Corporate Finance,Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated 6 September, 2010 containing the full text of this notice.

6.	Shareholders are advised to read the circular of the Company dated 6 September, 2010 which contains information concerning the resolutions to be proposed at the EGM.

7.	The voting at the EGM will be taken by a poll.